UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20529

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________

Commission File Number: 001-12669

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

South Carolina Bank and Trust Employees’ Savings Plan
950 John C. Calhoun Drive, S. E.
Orangeburg, South Carolina 29115

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCBT FINANCIAL CORPORATION
520 Gervais Street
Columbia, South Carolina 29201

South Carolina Bank and Trust Employees’ Savings Plan
Financial Statements with Supplementary Information
December 31, 2005 and 2004 and for the Year Ended December 31, 2005
And Report of Independent Registered Public Accounting Firm

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3
Notes to Financial Statements	4-9

Supplementary Information:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of the
South Carolina Bank and Trust Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of the South Carolina Bank and Trust Employees’ Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. W. Hunt and Company, LLP
Columbia, South Carolina
June 14, 2006

South Carolina Bank and Trust Employees’ Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
ASSETS
Investments, at fair value:
Mutual funds	$8,615,968	$7,523,615
SCBT Financial Corporation stock	2,423,953	2,493,009
Certificates of deposit	1,590,262	2,521,737
Money market funds	7,772	2,361

Investments, at contract value:
New York Life Insurance Company,
Investment contracts	1,698,730	537,622
Total investments	14,336,685	13,078,344

Receivables:
Employer's contribution	434,518	397,789
Interest	13,268	11,032
Total receivables	447,786	408,821

Total assets	14,784,471	13,487,165

LIABILITIES	--	--
Net assets available for benefits	$14,784,471	$13,487,165

The Accompanying Notes are an Integral Part of the Financial Statements.

South Carolina Bank and Trust Employees’ Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions to net assets attributed to:
Investment income:
Interest	$104,279
Dividends	175,877
Net appreciation in fair value of investments	563,618
Total investment income	843,774

Contributions:
Employer's	478,944
Participants'	1,712,607
Total contributions	2,191,551
Total additions	3,035,325

Deductions from net assets attributed to:
Benefits paid to participants	1,725,132
Administrative expenses	12,887
Total deductions	1,738,019

Net increase	1,297,306

Net assets available for benefits:
Balance, beginning of year	13,487,165
Balance, end of year	$14,784,471

The Accompanying Notes are an Integral Part of the Financial Statements.

South Carolina Bank and Trust Employees’ Savings Plan
Notes to Financial Statements

NOTE A - DESCRIPTION OF PLAN:

The following description of the South Carolina Bank and Trust (a wholly-owned subsidiary of SCBT Financial Corporation) Employees’ Savings Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The Plan is a contributory defined contribution plan covering all employees of South Carolina Bank and Trust, N.A. (the “Company”) and all affiliates of the Company who work 20 or more hours per week, have six months of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:

Each year, participants may contribute up to 50 percent of pretax annual base compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified retirement plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company contributes 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan up to a maximum matching contribution of 3 percent of base compensation. Employer contributions may be made from current or accumulated net profits. Contributions are subject to certain limitations.

Effective January 1, 2006, the Company changed some of the provisions in the Plan and its defined benefit pension plan. As a result of reduced benefits to some employees in the defined benefit pension plan, the Company revised the Plan as follows:

•
The Company will contribute 50 percent of the first 6 percent of base compensation that a participant contributes for those who have attained the age of 45 and have at least five vesting years of service as of January 1, 2006.

•
The Company will contribute 100 percent of the first 6 percent of base compensation that a participant contributes for those who have not attained the age of 45 and have less than five vesting years of service as of January 1, 2006.

•	The Company will contribute 100 percent of the first 6 percent of base compensation that a participant contributes for employees hired on or after January 1, 2006.

Participant accounts:

Each participant’s account is credited with the participant's contribution, the Company’s matching contribution and allocations of Plan earnings. Allocations are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

NOTE A - DESCRIPTION OF PLAN (CONTINUED):

Vesting:

Participants’ accounts are fully vested.

Effective January 1, 2006, the Company changed the Plan’s vesting of employer matching contributions. For employees hired on or after January 1, 2006, the following vesting schedule applies:

Years of Service	Vested Percentage
Less than 2	0%
2	25%
3	50%
4	75%
5 or more	100%

A three-year cliff vesting schedule would be in effect for those participants if the Plan were to become categorized as top-heavy. Also effective January 1, 2006, an employee must complete at least 1,000 hours of service during a vesting computation period to receive credit for a year of service. The Plan measures a year of service on the basis of the 12-consecutive month period of the Plan year.

Payment of benefits:

On termination of service due to death, disability, retirement, or other reasons, a participant may receive a lump-sum amount equal to the value of his or her account.

Investment options:

Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options:

Guaranteed Interest Account - Funds are invested in guaranteed investment contracts (GIC) with an insurance company and certificate of deposit with the Company.

Indexed Bond Fund - Funds are invested primarily in fixed income securities of the Citigroup Broad Investment Grade Bond Index.

Asset Manager Fund - Funds are invested primarily in domestic and foreign common stocks, U.S. Treasuries and agencies, investment-grade corporate bonds, mortgage pass-through securities, asset-backed securities and money market instruments.

S&P 500 Index Fund - Funds are invested in common stocks replicating the Standard and Poor’s 500 Composite Index.

All Cap Growth Fund - Funds are invested primarily in stocks issued by companies with investment characteristics such as: participation in expanding markets, increasing return on investment, increasing unit sales volume, and higher growth in revenue and earnings per share relative to the average of common stocks comprising indices such as the Standard and Poor’s 500 Composite Index.

NOTE A - DESCRIPTION OF PLAN (CONTINUED):

EuroPacific Growth Fund - The fund normally invests at least 80% of assets in equity securities of issuers domiciled in Europe and the Pacific Basin. It may also hold cash or money market instruments. The fund seeks long-term growth of capital.

International Equity Fund - Funds are invested primarily in non-U.S. common stocks with an emphasis on large, well-established companies. A value approach is used for country selection, with a broad diversification of holdings within each country. Stocks of both established economies and emerging market countries may be included. The International Equity Fund was liquidated effective January 26, 2004.

SCBT Financial Corporation Stock Fund - The SCBT Financial Corporation Stock Fund invests only in SCBT Financial Corporation common shares and money market equivalents.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation:

The Plan’s investments are stated at fair value except for its benefit-responsive investment contract, which is valued at contract value (Note D). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

The Plan provides for various investment options in any combination of stocks or mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will change in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment income includes unrealized appreciation and depreciation of investments.

Payment of Benefits:

Benefits are recorded when paid.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and the disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

NOTE C - INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2005	2004
MainStay Asset Manager Fund, 162,283 and 160,730
shares, respectively	$2,215,160	$2,107,167
MainStay S&P 500 Index Fund, 127,435 and 113,941 shares,
respectively	3,665,026	3,181,231
MainStay All Cap Growth Fund, 84,397 and 84,556
shares, respectively	2,032,269	1,762,988
SCBT Financial Corporation common stock, 72,530 and
74,263 shares, respectively	2,423,953	2,493,009
Certificates of deposit, South Carolina Bank and Trust, N.A.	1,590,262	2,521,737

During 2005 and 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	Years Ended December 31,
	2005	2004

Mutual funds	$478,869	$510,367
SCBT Financial Corporation - common stock	84,749	242,426

Net appreciation in fair value of investments	$563,618	$752,793

The number of employees participating in each of the Plan’s investment fund options at December 31, 2005 and 2004, is as follows:

	2005	2004

Fixed Income	256	164
Indexed Bond	177	120
Asset Manager	326	215
S&P 500 Index	404	267
All Cap Growth	315	203
EuroPacific Growth	115	48
SCBT Financial Corporation Stock	322	212

NOTE D - INVESTMENT CONTRACT WITH INSURANCE COMPANY:

The Plan has benefit-responsive investment contracts with New York Life Insurance Company (“New York Life”). New York Life, as the Plan’s custodian, maintains the assets in pooled accounts. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by New York Life. The contracts are included in the financial statements at contract value as reported to the Plan by New York Life. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from 3.77 percent to 5.18 percent for 2005 and 2004. The crediting interest rates are based on a formula agreed upon with the issuer and are reviewed on an annual basis for resetting.

NOTE E - RELATED PARTY TRANSACTIONS:

Certain Plan investments are shares of SCBT Financial Corporation common stock held by the Plan sponsor’s Trust Department. Fees of $7,101 were paid by the Plan to the Trust Department for the year ended December 31, 2005. Dividends received from SCBT Financial Corporation totaled $50,898 for the year ended December 31, 2005.

The Plan has also invested in a three-year certificate of deposit and a twelve-month certificate of deposit with South Carolina Bank and Trust, N.A. maturing April 1, 2006 and March 31, 2005, respectively. The Plan earned $51,555 of interest on the three-year certificate of deposit and $4,009 on the twelve-month certificate for the year ended December 31, 2005. As of December 31, 2005, the three-year certificate of deposit was earning interest at a rate of 3.31 percent.

NOTE F - PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE G - TAX STATUS:

The Plan obtained its latest determination letter dated February 23, 2005, in which the Internal Revenue Service stated that the plan, as then designated, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s benefits advisor and consultant that the Plan is currently designated and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE H - PLAN OPERATING COSTS:

The Company pays certain operating costs of the Plan such as legal, audit, and administrative fees.

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2005	2004

Net assets available for benefits per financial statements	$14,784,471	$13,487,165
Less, benefits payable	337	12,247

Net assets available for benefits per Form 5500	$14,784,134	$13,474,918

Benefits payable are recorded as a liability in the Plan's Form 5500. However, this amount is not recorded as a liability in the accompanying statement of net assets available for benefits in accordance with accounting principles generally accepted in the United States.

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31:

	2005	2004

Benefits paid to participants per financial statements	$1,725,132	$1,203,492
Less, accrual for prior year	(12,247)	(1,377)
Add, accrual for current year	337	12,247

Benefits paid to participants per Form 5500	$1,713,222	$1,214,362

SUPPLEMENTARY INFORMATION

South Carolina Bank and Trust Employees’ Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

		Description of Investment Including Maturity Date,	Current
	Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Value

	New York Life Insurance Company	Guaranteed Investment Contract #11433	$ 490,196

	New York Life Insurance Company	Guaranteed Investment Contract #GA 9240	1,208,534

	New York Life Investment Management LLC	MainStay Indexed Bond Fund, 42,094 shares	452,514

	New York Life Investment Management LLC	MainStay Asset Manager Fund, 162,283 shares	2,215,160

	New York Life Investment Management LLC	MainStay S&P 500 Index Fund, 127,435 shares	3,665,026

	New York Life Investment Management LLC	MainStay All Cap Growth Fund, 84,397 shares	2,032,269

	American Funds	EuroPacific Growth Fund, 6,108 shares	250,999

*	SCBT Financial Corporation	72,530 common shares	2,423,953

	Federated Prime Obligation Principal Fund	Money Market Fund	7,772

*	South Carolina Bank and Trust, N.A.	Certificate of Deposit, interest rate of 3.31 percent, matures April 1, 2006	1,590,262

			$ 14,336,685

Note:	Cost information is not required for participant-directed investments.

*	Indicates a party in interest

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

South Carolina Bank and Trust Employees’ Savings Plan
(Name of Plan)

Date: June 29, 2006	/s/ Richard C. Mathis
Richard C. Mathis
Trustee

Exhibit Index

Exhibit No.	Description	Location

23	Consent of Independent Registered Public Accounting Firm	Filed herewith

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of the South Carolina Bank and Trust Employees’ Savings Plan:

We consent to the incorporation by reference of our report, dated June 14, 2006, included in the annual report on Form 11-K of the South Carolina Bank and Trust Employees’ Savings Plan for the year ended December 31, 2005, into the Registration Statement on Form S-8 (File Nos. 333-26029 and 333-103708) filed by SCBT Financial Corporation with respect to the South Carolina Bank and Trust Employees’ Savings Plan.

/s/ J.W. Hunt and Company, LLP
J. W. Hunt and Company, LLP

Columbia, South Carolina
June 29, 2006